Exhibit (a)(5)(k)

Case 1:10-cv-00803-UNA Document 1 Filed 09/21/10 Page 1 of 34

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

MICHAEL RUBIN, On Behalf of Himself	)
and All Other Similarly Situated	)
Shareholders of ICx Technologies, Inc.,	)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)
ICX TECHNOLOGIES, INC., FLIR	)
SYSTEMS, INC., INDICATOR MERGER	)	CLASS ACTION COMPLAINT
SUB, INC., WEXFORD CAPITAL LP,	)
DP1 LLC, VALENTIS SB, L.P.,	)
WEXFORD SPECTRUM INVESTORS	)
LLC, WEXFORD CATALYST	)
INVESTORS LLC, DEBELLO	)	JURY TRIAL DEMANDED
INVESTORS LLC, COLIN J. CUMMING,	)
HANS C. KOBLER, E. SPENCER	)
ABRAHAM, JOSEPH M. JACOBS,	)
ROBERT A. MAGINN, JR., MARK L.	)
PLAUMANN, and RODNEY E. SLATER,	)
)
Defendants.	)

Plaintiff, based upon the investigation made by and through his attorneys, alleges the following:

NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of himself and all other public shareholders of defendant ICx Technologies, Inc. (“ICx” or the “Company”), who have been damaged by the violations of federal law, and breaches of fiduciary duties owed to them by the members of the ICx Board of Directors and certain officers of the Company (the “Individual Defendants”), identified below, and by the aiding and abetting thereof by FLIR Systems, Inc. (“FLIR” or the “Parent”) and its subsidiaries with respect to the breach of fiduciary duty claims.

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2. On August 16, 2010, the ICx board of directors (the “Board”) announced that the Company had entered into an agreement and plan of merger (the “Merger Agreement”) that contemplates that Indicator Merger Sub, Inc. (“Indicator”), a Delaware corporation and a wholly-owned subsidiary of FLIR, will acquire the Company for $7.55 per share in cash (the “Transaction” or the “Tender Offer”). In connection with the proposed Tender Offer, the Individual Defendants filed a materially false and misleading Form Schedule 14D-9C (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) recommending that the public shareholders of ICx tender their shares in the offer, in breach of the Individual Defendants’ fiduciary duties to the Company’s shareholders both with respect to price and process. The Merger Agreement will also significantly benefit certain ICx insiders to the detriment of plaintiff and the Class.

THE PARTIES

3. Plaintiff Michael Rubin is and has been at all times relevant hereto, a holder of ICx common stock.

4. Defendant ICx is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 2100 Crystal Drive, Suite 650, Arlington, VA 22202. According to its recent press release announcing the Merger Agreement, the Company is a leader in the development and integration of advanced sensor technologies for homeland security, force protection and commercial applications. ICx trades on the NASDAQ stock exchange under the symbol “ICXT”. As of September 1, 2010, the Company’s authorized capital stock consisted of 250,000,000 shares authorized, of which 34,987,461 shares were issued and outstanding, not including any shares issuable upon exercise of warrants, options to purchase shares or restricted stock units. Also, as of September 1, 2010 there were approximately 1,903,547 shares issuable upon the exercise of vested options and warrants.

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5. Defendant FLIR is a corporation organized under the laws of the State of Oregon, with its principal executive offices located at 27700 SW Parkway Avenue, Wilsonville, Oregon 97070. FLIR designs, manufactures, and markets thermal imaging and stabilized camera systems for a variety of thermography and imaging applications, including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground-based security. FLIR trades on the NASDAQ stock exchange under the symbol “FLIR.”

6. Defendant Indicator is a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of FLIR, formed solely for the purpose of effectuating the Transaction.

7. Defendant Wexford Capital LP (“Wexford”) is an investment firm with over $6 billion of assets under management. Based in Greenwich, Connecticut and formed in 1994, the firm manages a series of hedge funds and private equity funds. According to ICx’s Schedule 13DA/1 filed with the SEC on August 18, 2010, Wexford and its related affiliates, hold 61.64% of Company common stock.

8. Defendant DP1 LLC (“DP1”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by DP1 in conjunction with the Transaction, as of August 16, 2010, DP1 beneficially owned 16,876,166 shares of Company stock.

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9. Defendant Valentis SB, L.P. (“Valentis”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by Valentis in conjunction with the Transaction, as of August 16, 2010, Valentis beneficially owned 2,804,306 shares of Company stock.

10. Defendant Wexford Spectrum Investors LLC (“Spectrum”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by Spectrum in conjunction with the Transaction, as of August 16, 2010, Spectrum beneficially owned 1,000,000 shares of Company stock.

11. Defendant Wexford Catalyst Investors LLC (“Catalyst”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by Catalyst in conjunction with the Transaction, as of August 16, 2010, Catalyst beneficially owned 670,000 shares of Company stock.

12. Defendant Debello Investors LLC (“Debello”) is an entity identified in ICx’s public filings as an affiliate of Wexford. According to the Tender Agreement entered into by Debello in conjunction with the Transaction, as of August 16, 2010, Debello beneficially owned 260,000 shares of Company stock.

13. Defendants DP1, Valentis, Spectrum, Catalyst, and Debello are referred to collectively herein as the “Wexford Affiliates.”

14. Defendant Colin Cumming (“Cumming”) is the President and Chief Executive Officer (“CEO”) of the Company and has been a member of the Board since 2005.

15. Defendant Hans C. Kobler (“Kobler”) is the Executive Chairman of the Board and a co-founder of ICx. Kobler has served as a director since 2003. According to the Company’s Definitive Proxy Statement filed with the SEC on April 30, 2010, Kobler “has an

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indirect ownership interest in DP1 and Valentis through an affiliate of DP1.” In addition, “Mr. Kobler serves on the investment advisory committee of Digital Power Capital, LLC, which is indirectly [the Company’s] largest shareholder and an affiliate of Wexford VI Advisors LLC, an affiliate of DP1 and Valentis. Mr. Kobler has a contractual relationship with certain Wexford Entities pursuant to which he will receive a payment to be determined based on the net profits realized by the Wexford Entities from certain investments made by them, including their investments in [ICx].”

16. Defendant E. Spencer Abraham (“Abraham”) has served as a director of ICx since 2006 and is currently Chair of the Compensation Committee and a member of the Nominating and Governance Committee.

17. Defendant Joseph M. Jacobs (“Jacobs”) has served as a director of ICx since 2003. Jacobs is the co-founder and president of Wexford Capital LP.

18. Defendant Robert A. Maginn, Jr. (“Maginn”) has served as a director of ICx since 2006 and is currently Chair of the Nominating and Governance Committee and a member of the Audit and Compensation Committees.

19. Defendant Mark L. Plaumann (“Plaumann”) has served as a director of ICx since 2006 and is currently Chair of the Audit Committee.

20. Defendant Rodney E. Slater (“Slater”) has served as a director of ICx since 2006 and is currently a member of both the Nominating and Governance Committee and the Compensation Committee.

21. The defendants identified in ¶¶ 14-20 are collectively referred to herein as the “Individual Defendants.” Together, the Individual Defendants, Wexford, the Wexford Affiliates, ICx, FLIR and Indicator may be referred to herein as the “Defendants.”

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22. On or about September 3, 2010, the Individual Defendants caused the Company to file with the SEC tender offer documents containing false and misleading misrepresentation and omissions.

23. Each of the Individual Defendants is liable as a direct or indirect participant in the wrongs complained of. These defendants, because of their positions of control and authority as participants, officers and/or directors of the Company, were able to and did, directly or indirectly, control the actions of the Company in connection with the disclosure violations set forth herein, or participated in the preparation, approval and filing of ICx’s materially misleading 14D-9 and its dissemination.

24. Each of the Individual Defendants owes ICx’s shareholders the highest duty of loyalty, honesty and care in conducting its affairs in a lawful manner. Each of the Individual Defendants breached his fiduciary duties to ICx’s shareholders by causing or participating in wrongful acts described herein.

25. Each of the Individual Defendants, by reason of his management position and/or membership on ICx’s Board of Directors, is a controlling person of ICx and has the power and influence, and exercised the same, to cause ICx to engage in the wrongful practices complained of herein.

26. By reason of the positions which they occupy, the Individual Defendants are in possession of information concerning the financial condition and prospects of the Company, and especially the true value of the Company and its assets which they have not disclosed to ICx’s public shareholders.

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27. In addition, as a result of the wrongful conduct complained of herein, the Individual Defendants have and continue to breach their fiduciary duties of candor, care, loyalty, good faith and fair dealing.

JURISDICTION AND VENUE

28. This Court has jurisdiction over the subject matter of this action pursuant to:

a. Section 27 of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78aa, 28 U.S.C. §§ 1331 and 1337, in that defendants have committed unlawful acts in violation of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and have done so by the use of the means of interstate commerce and the mails;

b. 28 U.S.C. § 1332, because there is complete diversity of citizenship between the plaintiff and defendants as to the state law claims for breach of fiduciary duties and the amount in controversy, inclusive of punitive damages and attorneys’ fees, sought in this action exceeds $75,000, exclusive of interest and costs; and

c. 28 U.S.C. §1367, under principles of supplemental jurisdiction.

29. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

30. Venue is proper in this district pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1391(b) and (c). ICx is incorporated in this district, as described below.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action on behalf of himself and all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions.

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32. This action is properly maintainable as a class action for the following reasons:

a. The Class is so numerous that joinder of all members is impracticable. As of September 1, 2010, there were 34,987,461 million outstanding shares of ICx common stock. Upon information and belief, ICx is owned by hundreds or thousands of shareholders of record nationwide.

b. Plaintiff is committed to prosecuting this action and has retained competent counsel, experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

c. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impede their ability to protect their interests.

d. To the extent Defendants take further steps to effectuate the proposed transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable to the Class.

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33. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

a. whether Defendants participated in and/or pursued the course of conduct complained of herein by filing and publishing documents with the SEC containing statements that, at the time and under the circumstances which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading;

b. whether the Defendants acted knowingly or recklessly in disseminating documents which omitted to disclose material facts concerning ICx;

c. Whether the Individual Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to plaintiff and the other members of the Class as a result of the conduct alleged herein;

d. Whether the process implemented and set forth by the Defendants for the proposed transaction, including but not limited to, the Merger Agreement, the Tender Offer, the negotiations concerning the Merger Agreement and the Tender Offer, and the shareholder approval process provided for through the proposed transaction, is entirely fair to the members of the Class;

e. Whether FLIR and Indicator aided and abetted the Individual Defendants’ breaches of fiduciary duties of candor, due care, good faith, and loyalty with respect to plaintiff and the other members of the Class as a result of the conduct alleged herein;

f. Whether plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the proposed transaction as a result of the wrongful conduct described herein; and

g. Whether plaintiff and the Class are entitled to injunctive relief, damages or other relief.

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SUBSTANTIVE ALLEGATIONS

34. On August 16, 2010, ICx issued a press release announcing its entry into the Merger Agreement in connection with the Proposed Transaction. It provides in relevant part:

ARLINGTON, Va. (August 16, 2010) ICx Technologies, Inc. (Nasdaq GM: ICXT), a developer of advanced sensor technologies for homeland security, force protection and commercial applications, has entered into a definitive merger agreement with FLIR Systems, Inc. (Nasdaq: FLIR) pursuant to which ICx would be acquired through a cash tender offer, followed by a merger with a subsidiary of FLIR, for a price of $7.55 per share in cash. FLIR is a leader in the design, manufacturing, and marketing of thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications. ICx anticipates that the transaction could be completed in the fourth quarter of 2010.

ICx’s Board of Directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and has resolved to recommend that ICx’s stockholders tender their shares in connection with the tender offer. In addition, certain affiliates of Wexford Capital LP have agreed to tender approximately 62% of ICx’s outstanding shares in the tender offer, subject to the ICx Board of Directors’ continued recommendation of the transaction. The closing of the tender offer is subject to certain customary conditions, including the tender of at least a majority of ICx’s shares outstanding on a fully diluted basis and antitrust clearance. The merger agreement contemplates that the merger would be completed shortly following completion of the tender offer if a “short form” merger is available under Delaware law. If a short form merger is not available, then the merger would be completed after approval of the merger at a stockholders’ meeting, which would held as soon as reasonably permissible under Delaware law and applicable rules and regulations of the Securities and Exchange Commission.

35. Additionally, on August 16, 2010, FLIR issued its own press release on the Proposed Transaction, touting the fact that the Proposed Transaction is calculated to benefit FLIR:

The acquisition expands FLIR’s capabilities into advanced sensors for chemical, biological, radiological, nuclear, and explosives (CBNRE) detection for defense and homeland security markets. The acquisition also enhances FLIR’s existing intelligence surveillance and reconnaissance product suite through the addition of ICx’s advanced radars and integrated platforms. Upon closing of the transaction, ICx’s operations will be integrated into FLIR’s Government Systems Division.

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“We are pleased to announce this compelling transaction and intend to work diligently towards its consummation,” commented Earl Lewis, President and CEO of FLIR. “The transaction presents an attractive opportunity to add ICx’s market leading CBRNE technologies to FLIR’s product portfolio and leverage FLIR’s global infrastructure to reduce costs and drive growth. We look forward to welcoming ICx’s employees to FLIR.”

Background of the Sham Auction Process Leading to the Offer and the Merger

36. On or about September 3, 2010, the Individual Defendants filed the Tender Offer reporting that they had agreed to tender their shares in the Transaction and recommending that all other ICx shareholders do likewise. Included in the Schedule 14D-9 was a section detailing the background of the Tender Offer and the Merger, which stated:

a.	During this period, some of the potential strategic partners also expressed a general interest in exploring a possible acquisition of the Company or of the Shares owned by the Wexford Parties, including some cases at a per Share consideration in excess of the Offer Price, but these discussions did not result in actual offers being made…

b.	Between April 14, 2010 and April 20, 2010, the Company received five non-binding indications of interest from potential strategic purchasers and one such indication from a potential financial purchaser. Specifically, on April 14, 2010, Parent submitted a non-binding indication of interest to acquire the Company for between $9.00 and $10.00 per Share and the Other Bidder (as defined below) submitted a non-binding indication of interest to acquire the Company for between $8.70 and $10.05 per Share. The other expressions of interest were generally in the $9.00 to $10.00 per Share range, except for one that was in the $7.00 to $9.00 range…

c.	On the July 14, 2010, deadline for bids set by the Company, one bidder (the “Other Bidder”) submitted a proposal letter offering to acquire the Company for $8.25 per Share. The letter also outlined certain significant terms and conditions under which the Other Bidder would be prepared to acquire the Company, including the completion to its satisfaction of its due diligence investigation. The Other Bidder also delivered a revised draft of the merger agreement to Stone Key. After such submission, the Other Bidder continued its due diligence of the Company. After reviewing the Other Bidder’s proposal and consulting with Stone Key and Skadden, the Company Board determined to engage in negotiations with the Other Bidder…

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d.	On July 23, 2010, Parent submitted an offer to acquire the Company for $7.75 per Share. However, Parent was not at that time prepared to provide a revised draft of the merger agreement, but rather identified certain significant issues Parent had identified with the Company’s form of the merger agreement. The letter also outlined certain significant terms and conditions under which Parent would be prepared to acquire the Company, including the completion to its satisfaction of its due diligence investigation. After such submission, Parent continued its due diligence of the Company.

e.	On July 23, 2010, Stone Key circulated a summary of the Company’s key issues with respect to the Other Bidder’s draft merger agreement in preparation for a conference call between the Company, Stone Key, Skadden and the Other Bidder and its advisors that same day…

f.	On August 3, 2010, at a telephonic meeting of the Company Board, Mr. Cumming provided an update on the Company’s performance for the first half of 2010, noting in particular that first half revenue numbers were much lower than anticipated and as reflected in the Case A projections. The Company Board asked the Company’s management to determine whether updated financial forecasts could be prepared to better reflect the challenges faced by the Company in view of the macroeconomic environment and the Company’s recent performance, with the understanding that any such updated financial forecasts should be provided to Parent and any other bidder and to Stone Key for purposes of its financial analysis. In response to this request by the Company Board, the Company’s management began the preparation of two financial forecasts, the Case B and Case C projections…

g.	On August 4, 2010, the Other Bidder informed the Company’s financial advisor, via telephone, that it was withdrawing from the Auction Process.

h.	Beginning on August 6, 2010 and on several occasions through August 15, 2010, Mr. Kobler approached the Other Bidder in an effort to re-open negotiations. The Other Bidder expressed some interest but did not fully re-engage in the Auction Process and did not submit a further bid…

i.	On August 12, 2010, Parent submitted a verbal offer to Stone Key to purchase the Company for $7.50 in cash per Share and a 4.0% termination fee.

j.	On August 13, Stone Key, on behalf of the Company, responded to Parent’s financial advisor with two alternative counter-proposals to Parent’s offer of August 12, 2010: (a) per share price of $8.00 with a 3.5% termination fee or (b) Parent’s proposed per share price of $7.50 with a 45 day post-signing period during which the Company would be permitted to continue to solicit competing offers, a 1.5% termination fee during such period and a 4% termination fee thereafter.

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k.	On August 13, 2010, after discussions with Stone Key, Parent verbally submitted a “best and final” offer to purchase the Company for $7.55 per Share. With this offer, Parent agreed to a lower termination fee in the proposed merger agreement from the termination fee originally requested by Parent and also withdrew its request for certain provisions in the proposed tender and support agreement that were rejected by the Wexford Parties that potentially would have inhibited competing offers from third parties. Parent, however, was unwilling to allow the Company to continue to solicit offers after signing a definitive merger agreement with Parent in light of the lengthy auction process that the Company had already conducted…

(1)	Also early on August 14, 2010, at a telephonic meeting of the Company Board, the Company Board considered Parent’s revised offer of $7.55 per Share in consultation with the Company’s management and representatives of Stone Key and Skadden. Mr. Cumming provided the Company Board with an update from the Company’s business unit leaders, who informed him, with one exception, that each unit expected a decline in their first-of-the-year financial expectations for the second half of 2010 included in the Case A projections. Mr. Cumming did note, however, that there were programs then in process, which were not originally factored into the Case A projections, and if such programs were awarded in the second half of 2010, results could improve.

37. As set forth above, the Company participated in a sham auction, to the detriment of its shareholders, to make sure that FLIR was the winning bidder, by failing to pursue the other offers with the vigor necessary to achieve maximum value for their shareholders.

38. The initial indications of interest the Company received on April 14, 2010, all had a significantly higher per share price than the ultimate offer by FLIR of $7.55 per share, with an expression of interest by the Other Bidder reaching as high as $10.05.

39. Inexplicably, and to the detriment of the plaintiff and shareholders, the Company waited and failed to credibly and vigorously pursue additional negotiations with the Other Bidder, when informed by the Other Bidder it was withdrawing from the auction process on

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August 4, 2010. This delay is inexcusable considering that the Other Bidder had submitted an offer to acquire the Company for $8.25 per share on July 23, 2010, a per share price significantly higher than the $7.55 per share price ultimately obtained by the Company.

The False and Misleading Tender Offer Documents

40. The Tender Offer documents are false and misleading and contain the following misrepresentations and omissions of material fact:

a They purport to rely upon the letter (the “Fairness Opinion Letter”) dated August 15, 2010, to the ICx Board of Directors from Stone Key Partners (“Stone Key”), the advisor to the Company’s Board which analyzed and issued an opinion on the fairness of the proposed transaction. However, they fail to disclose that the Fairness Opinion Letter is fundamentally flawed as a result of the compensation to be paid to Stone Key in analyzing the transaction and issuing the Fairness Opinion Letter, due to the fact that a large portion of Stone Key’s compensation is contingent upon the consummation of the Offer and the Merger. Pursuant to the engagement letter between Stone Key and the Company, the Company has agreed to pay Stone Key a fee totaling approximately $4 million, of which $1 million was earned upon delivery of its opinion and the remaining portion of which will be payable upon consummation of the Offer and the Merger, and Stone Key may seek to provide FLIR and its affiliates with certain investment banking and other services in the future.

b The Tender Offer documents state that the $8.2 million termination fee is reasonable and favorable to the Company’s shareholders, but fails to disclose the basis for such representation. In fact, the termination fee is excessive and is designed to and will prevent other bonafide offers from being made or accepted.

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c The tender offer documents fail to disclose the identities of any of the other potential offerors, thus making it impossible for the shareholders to determine whether a different offeror might make a more suitable combination for the Company.

d As described above, the Company set a July 14, 2010, deadline for bids, but the Tender Offer documents fail to identify the bid FLIR submitted at this time, or whether FLIR even submitted a bid by the deadline. Without this material information concerning FLIR’s bid, shareholders can not make an informed decision as to whether to tender their shares.

e Stone Key noted that the offer price of $7.55 compared favorably with the valuation reference range of $6.81 to $8.19 per share, for purposes of valuing the shares, based on the discounted cash flow analyses, computed on the basis of the Case B projections. Stone Key and the Company failed, however, to provide any valuation reference ranges for purposes of valuing the shares, based on the discounted cash flow analyses, computed on the basis of the Case A and C projections. While the Case B projections, are, in the Company’s view, the most likely case to be achieved and best represents the prospects for the Company’s business, it is imperative for the shareholders to obtain the per share valuation ranges for the Case A and C projections based on the wide discrepancy in financial forecasts for the Case A, B, and C projections, as the following chart attests to:

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f

Projections

Fiscal Year Ending December,

	2010	2011	2012	2013	2014	CAGR >10->14
	(dollars in thousands)
Revenue

Initial Forecast	$226,103	$279,913	$342,700	$410,089	$482,033	20.8%

% Growth	23.2%	23.8%	22.4%	19.7%	17.5%

Case A	$219,902	$279,913	$342,700	$410,089	$482,033	21.7%

% Growth	19.9%	27.3%	22.4%	19.7%	17.5%

Case B	$203,600	$228,000	$253,100	$278,399	$306,300	10.7%

% Growth	11.0%	12.0%	11.0%	10.0%	10.0%

Case C	$228,103	$287,513	$357,700	$425,089	$497,033	21.5%

% Growth	24.4%	26.0%	24.4%	18.8%	16.9%

Adj. EBITDA

Initial Forecast	$21,675	$43,042	$66,155	$77,328	$94,577	44.5%

% Margin	9.6%	15.4%	19.3%	18.9%	19.6%

Case A	$27,101	$43,068	$66,188	$77,366	$94,621	36.7%

% Margin	12.3%	15.4%	19.3%	18.9%	19.6%

Case B	$16,106	$26,318	$30,724	$36,290	$40,819	26.2%

% Margin	7.9%	11.5%	12.1%	13.0%	13.3%

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Case C	$21,633	$44,763	$69,733	$80,911	$98,166	45.9%

% Margin	9.5%	15.6%.	19.5%	19.0%	19.8%

EBITDA

Initial Forecast	$19,033	$39,871	$62,350	$72,762	$89,098	47.1%

% Margin	8.4%	14.2%	18.2%	17.7%	18.5%

Case A	$24,766	$39,898	$62,383	$72,801	$89,142	37.7%

% Margin	11.3%	14.3%	18.2%	17.8%	18.5%

Case B	$13,771	$23,147	$26,920	$31,725	$35,341	26.6%

% Margin	6.8%	10.2%	10.6%	11.4%	11.5%

Case C	$19,328	$41,593	$65,928	$76,346	$92,687	48.0%

% Margin	8.5%	14.5%	18.4%	18.0%	18.6%

EBIT

Initial Forecast	$10,988	$32,549	$56,605	$66,912	$81,632	65.1%

% Margin	4.9%	11.6%	16.5%	16.3%	16.9%

Case A	$16,095	$32,751	$56,963	$67,576	$82,901	50.6%

% Margin	7.3%	11.7%	16.6%	16.5%	17.2%

Case B	$6,100	$16,000	$21,500	$26,500	$29,100	47.8%

% Margin	3.0%	7.0%	8.5%	9.5%	9.5%

Case C	$11,453	$34,417	$60,480	$71,092	$86,418	65.7%

% Margin	5.0%	12.0%	16.9%	16.7%	17.4%

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The Tender Offer and Top-Up Option

41. On August 16, 2010, ICx and FLIR announced the Merger Agreement’s execution. Under the Merger Agreement’s terms, FLIR will cause Indicator to commence the Tender Offer to acquire all of the issued and outstanding common stock of ICx in exchange for $7.55 cash per share.

42. The Merger Agreement provides that completion of the Tender Offer is conditioned upon satisfaction of the Minimum Tender Condition, which is defined in the Merger Agreement as “a majority of the Shares outstanding on a fully-diluted basis.”

43. ICx has granted Indicator the Top-Up Option, pursuant to which Indicator has an irrevocable one-time option to purchase an aggregate number of Company shares that, when added to the number of shares owned by FLIR and Indicator following consummation of the Tender Offer, constitutes one share more than 90% of the shares then outstanding immediately after the issuance of the Top-Up Option shares on a fully diluted basis. According to the Merger Agreement, the Top-Up Option is exercisable only after shares have been accepted for payment pursuant to the Tender Offer.

44. As contemplated in the Merger Agreement, if Indicator holds 90% or more of the outstanding shares “upon exercise of the Top-Up Option or otherwise,” it may affect the Merger as a short-form merger without a meeting of Company shareholders in accordance with Section 253 of the DGCL. In the event Indicator does not hold 90% of outstanding shares, ICx may hold a special shareholders’ meeting to obtain shareholder approval of the Merger.

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The Tender Agreement

45. In conjunction with the Merger Agreement, the Wexford Affiliates have entered into the Tender Agreement. Pursuant to this Agreement, the Wexford Affiliates have committed to, inter alia, (i) validly tendering their shares into the Tender Offer; (ii) if necessary, voting their shares in favor of the Merger Agreement, including the Merger and other transactions contemplated by the Merger Agreement and against any agreement or arrangement related to an alternative acquisition proposal; and (iii) agreeing not to exercise any appraisal rights with respect to their shares.

46. Collectively, the Wexford Affiliates hold approximately 62% of outstanding shares and approximately 57% of shares on a fully diluted basis. Thus, whereas the Merger Agreement requires that completion of the Tender Offer is conditioned upon satisfaction of the Minimum Tender Condition, a majority of the total number of outstanding shares of Company common stock on a “fully diluted basis,” 57% has already been committed to the Tender Offer, fully satisfying the Minimum Tender Condition without a single share tendered from the Company’s public shareholders.

Vagueness in the Top-Up Option

47. The Top-Up Option is vague and coercive to the Company’s public shareholders, who must determine whether to tender their shares without knowing whether the Top-Up Option will be exercised.

48. In effect, the Company’s public shareholders are forced to decide whether to tender their shares without sufficient information regarding the Top-Up Option, including whether it will be exercised.

49. Further complicating matters is that, upon satisfaction of the Minimum Tender Condition, the Merger Agreement permits FLIR to appoint a majority of the Board, either by expanding the size of the Board or forcing the resignation of current directors.

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50. Thus, mere satisfaction of the Minimum Condition will result in FLIR not only becoming the majority controlling shareholder of ICx, but also gaining control of the Board. Virtually no explanation has been provided to the Company’s public shareholders as to the impact this could have on the exercise of the Top-Up Option.

Coercive Nature of the Transaction

51. The Tender Offer is coercive because Section 4.19 of the Merger Agreement, which identifies shareholder approval of the Merger as “the only vote (if any vote is required by Law)... necessary to adopt this Agreement,” does not contain a “majority of the minority” requirement for approval of the Merger. Rather, the Merger Agreement permits FLIR to unilaterally approve a statutory short-form Merger by simply voting its own, newly acquired majority stake in the Merger’s favor. This newly acquired majority stake is guaranteed based on the 56% of shares that the Wexford Affiliates have agreed to tender pursuant to the Tender Agreement.

52. Even if the long-form Merger was subjected to a majority of the minority condition, given the Company’s 250,000,000 authorized shares relative to the approximately 38 million issued and outstanding shares on a fully diluted basis, Indicator’s exercise of the Top-Up Option virtually assures that the Transaction will be consummated via short-form merger, without the benefit of any shareholder vote. Thus, rather than base their decision whether to tender on the financial merits of the transaction, ICx’s public shareholders will be coerced to tender their shares in the Tender Offer because the Merger Agreement renders meaningless any ability for non-tendering shareholders to vote down the Merger and share in the future financial upside of the Company.

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ICx Is a Valuable Company and Public

Shareholders are Being Unfairly Cashed Out

53. As FLIR Chairman and CEO Earl Lewis acknowledged in a conference call following the announcement of the Merger Agreement, “ICx is a leading provider of advanced sensing products for homeland security, force protection and infrastructure applications” with a “proven ability to convert government-funded R&D into commercial products.” Lewis also touted ICx’ s “significant expertise” and “robust IP portfolio in the threat-detection technologies as well as important relationships with key governmental organizations responsible for development of this technology.” ICx is, according to Lewis, “well positioned in their markets as governments are increasingly focused on homeland security.”

54. Industry analysts have taken note of the Transaction and, in particular, ICx’s value moving forward. In evaluating the potential deal, researchers from investment bank Morgan Keegan are “optimistic about the long-term potential of ICx’s technology portfolio.”

55. In addition, the Motley Fool’s Rich Smith, commenting on FLIR’s potential acquisition of ICx, concluded “FLIR really does look like it’s locked into a red-hot buy.” Noting the Company’s complementary surveillance and imaging software products as well as its chemical, biological, radiation, nuclear, and explosives-detection devices, Smith pronounced ICx “an absolutely brilliant buy” and articulated his new philosophy that “some defense companies are actually worth quite a bit more than the simple sum of their sales.”

56. Despite the obvious upside of the Company moving forward, ICx’s public shareholders are being cashed out at $7.55 a share in the Transaction, a mere 12% premium over the Company’s stock price on August 13, 2010, the last trading day prior to the announcement of the Transaction.

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57. The trivial premium is even less impressive considering that the Company’s stock price on August 9, 2010, a week before the Transaction was announced, was $7.71, 16 cents above the proposed deal price.

58. ICx’s public shareholders can hardly share in analysts’ enthusiasm for the great deal FLIR is getting in acquiring ICx. Given the highly coercive nature of the Tender Offer, along with an uncertain appraisal process, shareholders are being force-fed inadequate consideration for their Company stock with little recourse.

Termination Fee and No-Shop Provision

59. Lastly, together with all the coercive and deal protection devices enumerated above, the Merger Agreement imposes an $8.2 million termination fee on ICx under certain circumstances. This amount will further make any competing transaction that much more expensive to any potential acquirer. In contrast, the Merger Agreement does not require FLIR to pay a reciprocal termination fee to ICx under any circumstances.

60. Next, the Merger Agreement also contains a “no shop” provision that restricts ICx from considering alternative acquisition proposals by, inter alia, constraining the Company’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits ICx from soliciting any alternative proposal. Even the Board’s consideration of unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties require it to consider the proposal.

Insider Defendants’ Benefits from Proposed Transaction

61. The Individual Defendants breached their fiduciary duties because they, inter alia, entered into the proposed transaction at an inadequate price. Each of the Individual

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Defendants will receive benefits from the proposed transaction not available to plaintiff and the Members of the Class. The 14D-9 states:

As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to the executive officers of the Company to certain severance benefits and the vesting of certain options to purchase Shares and restricted stock units.

Treatment of Equity in the Merger. Under the Merger Agreement, all outstanding stock options held by the Company’s directors and employees, including its executive officers, that have vested as of the Effective Time will be cancelled at the Effective Time, and the holders will be entitled to a cash payment equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option, multiplied by (ii) the number of Shares covered by such stock option. Vested stock options with exercise prices per share equal to or in excess of the Merger Consideration will be cancelled and will not be entitled to receive any cash payment. Each stock option that has not become vested as of the Effective Time will be converted into an option to purchase the number of shares of Parent common stock equal to the product of (i) the number of Shares covered by such option, multiplied by (ii) a ratio determined by dividing the Merger Consideration by the average of the last reported sale price of a share of Parent common stock during the ten trading days immediately preceding the Effective Time (the “Equity Award Ratio”), and the exercise price per share of each substituted option will be determined by dividing the exercise price per share by the Equity Award Ratio.

Under the Merger Agreement, all outstanding awards of restricted stock units held by the Company’s directors and executive officers will be converted into restricted stock units with respect to a number of shares of Parent common stock determined by multiplying the number of Shares subject to such restricted stock unit by the Equity Award Ratio. Any restricted stock units that vest by their terms prior to the Merger will be treated on the same basis as outstanding Shares and accordingly settled at the Effective Time for an amount of cash equal to the product of the Merger Consideration and the number of Shares subject to such restricted stock unit.

The following table sets forth information concerning the stock options and restricted stock units held by the Company’s directors and executive officers as of September 1, 2010, including the approximate value of such awards, and assumes that the Offer expires and the Shares are paid for as of October 1, 2010. The value of such awards has been calculated using a per Share value of $7.55 and, in the case of options, are valued based on the “spread” represented by the excess, if any, $7.55 per Share over the exercise price per Share for the relevant options. If completion of the Offer is subsequent to October 1, 2010, a portion of

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the options shown as unvested may become vested and so be cashed out for their Aspread” rather than rolled over into Parent options and a portion of the restricted stock units may vest and so be cashed out for Merger Consideration.

	Number of Shares Subject to Vested Stock Options	Amount of “Spread” to Be Paid in Respect of Vested Options at Completion of the Merger	Number of Shares Subject to Unvested Stock Options	Value of “Spread” in Respect of Unvested Stock Options Rolled Over at Completion of the Merger	Value of Restricted Stock Units Rolled Over at Completion of the Merger

Name of Directors/Executive Officer	(#)	($)	(#)	($)	($)

DIRECTORS

E. Spencer Abraham	17,200	40,458	0	0	0

Colin J. Cumming	151,610	379,276	218,750	557,813	2,831

Joseph M. Jacobs	2,866	6,742	0	0	0

Robert A. Maginn, Jr.	5,894	13,606	0	0	0

Mark L. Plaumann	8,599	20,227	0	0	0

Rodney E. Slater	11,788	27,213	0	0	0

Hans C. Kobler	214,742	501,782	226,008	576,320	0

62. In addition, the Company has entered into employment agreements which provide for severance pay and benefits in the event of certain terminations following a “change in control” (which is defined in such agreements to include the consummation of the Offer) with Kobler and Cumming. The 14D-9 states:

Hans C. Kobler

On April 17, 2009, the Company amended and extended its employment agreement with Hans Kobler, the Company’s Executive Chairman, through April 30, 2013. Mr. Kobler’s employment is at-will, and either the Company or

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Mr. Kobler may terminate his employment at any time and for any reason. Pursuant to Mr. Kobler’s extended employment agreement, the Company agreed to pay Mr. Kobler an annual base salary of $450,000 through September 30, 2009 and thereafter an annual base salary of $350,000 through April 30, 2013, with annual bonus amounts to be determined by the Compensation Committee. Pursuant to the extended agreement Mr. Kobler received a non-qualified stock option to purchase 313,500 Shares at an exercise price of $5.00 per share, subject to monthly vesting in 43 equal installments beginning on October 31, 2009 (of which 226,008 will remain unvested at October 1, 2010), and Mr. Kobler retained his previously granted 100,000 restricted stock units, all of which have since vested. In the event that in connection with a change of control Mr. Kobler is not offered continued employment on the same economic terms, or is offered employment but the terms would provide good reason as defined in the extended agreement for him to terminate his employment, all unvested options held by Mr. Kobler shall be vested as of the closing date of the change of control transaction. In the event that in connection with a change of control Mr. Kobler is offered and accepts continued employment on the same economic terms, all unvested options and restricted stock units shall vest on the earlier to occur of his subsequent termination without cause or the first anniversary of the change of control date. Based on the number of Mr. Kobler’s options expected to remain unvested on October 1, 2010 and that the value of any Parent options issued in exchange retain the same value as such unvested Company options, the value of Mr. Kobler’s unvested equity awards that would become vested based on the occurrence of such events following the consummation of the Offer is approximately $576,320. Upon termination of Mr. Kobler’s employment, he will be entitled to receive (i) any base salary earned but unpaid through the date of his termination, and (ii) all accrued vacation, expense reimbursements and other benefits he is due through the date of his termination. If the Company terminates Mr. Kobler’s employment without cause or for reasons other than death or disability, or if Mr. Kobler resigns for good reason, including due to a change of control pursuant to which he is not provided a comparable offer, he will be entitled to receive payment of his otherwise applicable base salary until the earlier of six months following termination or April 30, 2013. Mr. Kobler will receive such payments only if he (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential Information, Non-Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to the Company.

Colin J. Cumming

On April 17, 2009, the Company entered into an employment agreement with Colin Cumming, the President and Chief Executive Officer of the Company, for the period through April 30, 2013. Mr. Cumming’s employment is at-will, and either the Company or Mr. Cumming may terminate his employment at any

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time and for any reason. Pursuant to Mr. Cumming’s new employment agreement, the Company agreed to pay Mr. Cumming an annual base salary of $350,000 through September 30, 2009; provided that if Mr. Kobler ceases to perform the duties of Executive Chairman and Mr. Cumming assumes those responsibilities, Mr. Cumming’s annual base salary shall be increased to $400,000. In addition to his base annual salary, beginning in 2009, Mr. Cumming will receive $22,000 per year to defray the cost of a life insurance policy previously paid by the Company. Any annual bonus amounts that may be awarded to Mr. Cumming shall be determined by the Compensation Committee. Pursuant to the employment agreement, Mr. Cumming received a grant of non-qualified stock options to purchase 350,000 Shares at an exercise price of $5.00 per share, subject to monthly vesting in 48 equal installments beginning April 17, 2009 through April 30, 2013 (of which 218,750 will remain unvested at October 1, 2010). In the event that in connection with a change of control Mr. Cumming is not offered continued employment on the same economic terms, or is offered employment but the terms would provide good reason as defined in the extended agreement for him to terminate his employment, all unvested options and restricted stock units held by Mr. Cumming shall be vested as of the closing date of the change of control transaction. In the event that in connection with a change of control Mr. Cumming is offered and accepts continued employment on the same economic terms, all unvested options and restricted stock units shall vest on the earlier to occur of his subsequent termination without cause or the first anniversary of the change of control date. Based on the number of Mr. Cumming’s options and restricted stock units expected to remain unvested on October 1, 2010 and that the value of any Parent options and restricted stock units issued in exchange retain the same value as such unvested Company options and restricted stock units, the value of unvested equity awards that would become vested based on the occurrence of such events following the consummation of the Offer is approximately $560,644. Upon termination of Mr. Cumming’s employment, he will be entitled to receive (i) any base salary earned but unpaid through the date of his termination, and (ii) all accrued vacation, expense reimbursements and other benefits he is due through the date of his termination. If the Company terminates Mr. Cumming’s employment without cause or for reasons other than death or disability, or if Mr. Cumming resigns for good reason including due to a change of control pursuant to which he is not provided a comparable offer, he will be entitled to receive payment of his otherwise applicable base salary until the earlier of six months following termination or April 30, 2013. Mr. Cumming will receive such payments only if he (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential Information, Non- Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to the Company.

63. In addition, contingent upon the completion of the Offer, Kobler will receive a transaction bonus of $200,000.

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64. Furthermore, the aggregate value of the cash severance payments which would be payable to Kobler and Cumming in the event of a qualified termination in connection with the consummation of transactions contemplated by the Merger Agreement would be approximately $175,000 each, not including any additional accrued but unpaid salary or benefits.

65. The terms of the Merger Agreement were not negotiated or voted upon by any independent and disinterested members of the Board of Directors of ICx because all of the directors of the Company are interested in the transaction as set forth above at ¶¶ 58-61, and acted in their own selfish interests or at the behest of those with self-interest. Thus, none of the directors are independent.

66. The benefits to the Individual Defendants described herein were not offered to ICx’s public shareholders in connection with the Merger, and induced the directors to agree to the terms of the Merger.

COUNT I

For Violations of the Exchange Act

Against the Individual Defendants

67. Plaintiff repeats and realleges each and every allegation contained in the preceding paragraphs as if fully set forth herein.

68. Individually and in concert, the Defendants have engaged in a course of conduct pursuant to which they made solicitations by means of the 14D-9 containing statements that, in violation of Section 14(e) of the Exchange Act, at the time and in the circumstances under which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading.

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69. By reason of the foregoing, the Defendants have violated Section 14(e) of the Exchange Act.

70. The Defendants’ conduct has injured and will injure plaintiff and the other shareholders of ICx, for which they have no adequate remedy at law.

COUNT II

For Violations of § 20(a) of the Exchange Act

Against Individual Defendants

71. Plaintiff incorporates by reference the prior allegations set forth above as if fully set forth herein.

72. The Individual Defendants were each controlling persons of the Company within the meaning of § 20(a) of the Exchange Act. Specifically, each of the Individual Defendants had the power and authority to cause the Company to engage in the wrongful conduct complained of herein by reason of the fact that, as directors and/or officers of the Company, each participated in the day to day affairs of the Company in connection with the events leading to the proposed transaction and the subsequent filing of the 14D-9, in violation of Section 14(e) of the Exchange Act, including hiring professionals to assist in the process leading up to the merger, negotiating among themselves and with FLIR and its representatives concerning the terms of the merger, supplying information for inclusion in the 14D-9, reviewed drafts of the 14D-9, and making comments and corrections on the 14D-9.

73. As controlling persons of ICx, the Individual Defendants are liable to plaintiff and the Class for the violations complained of herein.

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COUNT III

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

74. Plaintiff repeats and realleges each and every allegation set forth herein.

75. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of ICx, and have acted to put their personal interests ahead of the interests of ICx shareholders or acquiesced in those actions by fellow Individual Defendants. The Individual Defendants have failed to take adequate measures to ensure that the interests of ICx’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides FLIR with an unfair advantage by effectively excluding other alternative proposals.

76. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, will unfairly deprive plaintiff and other members of the Class of the true value of their ICx investment. Plaintiff and other Members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted. These acts include, inter alia, agreeing to the Top-Up Option and the $8.2 million Termination Fee, as well as the restrictive no-shop provision contained in the Merger Agreement.

77. The Individual Defendants have breached their duties of candor, loyalty, entire fairness, good faith, and care by not taking adequate measures to ensure that the interests of ICx’s public shareholders are properly protected from over-reaching by FLIR (through Indicator).

78. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

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79. As a result of the actions of Defendants, plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair compensation for ICx’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

80. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to plaintiff and the Class and may consummate the proposed transaction to the disadvantage of the public shareholders, without providing sufficient information to enable ICx’s public shareholders to decide to tender or not to tender their shares in the Tender Offer.

81. The Individual Defendants have engaged in self-dealing, have not acted in good faith to plaintiff and the other members of the Class, and have breached, and are breaching, fiduciary requirements to the members of the Class.

82. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s (equitable) powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT IV

Claims Against FLIR and Indicator for Aiding and

Abetting the Individual Defendants’ Violation of

Section 14(e) of the Exchange Act and Breaches of Fiduciary Duties

83. Plaintiff repeats and realleges each and every allegation set forth herein.

84. The Individual Defendants violated Section 14(e) of the Exchange Act and breached their fiduciary duties to the ICx shareholders by the actions alleged above.

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85. Such violations of law and breaches of fiduciary duties could not, and would not, have occurred but for the conduct of FLIR and Indicator, which, therefore, aided and abetted such breaches through entering into the proposed transaction between ICx and FLIR and Indicator.

86. Defendant FLIR had knowledge that it was aiding and abetting the Individual Defendants’ breaches of fiduciary duties to ICx shareholders.

87. Defendants FLIR and Indicator rendered substantial assistance to the Individual Defendants in their violations of Section 14(e) of the Exchange Act and breaches of their fiduciary duties to ICx shareholders.

88. As a result of FLIR’s and Indicator’s conduct of aiding and abetting the Individual Defendants, plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

89. As a result of the unlawful actions of Defendants FLIR and Indicator, plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, FLIR and Indicator will continue to aid and abet the Individual Defendants’ violations and breaches of their fiduciary duties, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

90. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

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PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying plaintiff as class representative and his counsel as class counsel;

B. Declaring that the Defendants herein, and each of them, have violated, or aided and abetted Section 14(e) of the Exchange Act; preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with the vote and consummating or closing the proposed merger;

C. Declaring that the conduct of the Individual Defendants in approving the proposed transaction are breaches of the Individual Defendants’ fiduciary duties;

D. Preliminarily and permanently enjoining the Individual Defendants from placing their own interests ahead of the interests of the Company and its shareholders;

E. Preliminarily and permanently enjoining the Individual Defendants from implementing any of the measures set forth above, including but not limited to the exercise of the Top-Up Option, restrictions on seeking bona-fide offers, and payment of the Termination Fee and reimbursement that would inhibit the Individual Defendants’ ability to maximize value for ICx shareholders;

F. Awarding plaintiff and the Class appropriate compensatory damages;

G. Awarding plaintiff the costs, expenses, and disbursements of this action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and

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H. Awarding plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: September 21, 2010

By:
RIGRODSKY & LONG, P.A.
Seth D. Rigrodsky (#3147)
sdr@rigrodskylong.com
Brian D. Long (#4347)
bd1@rigrodskylong.com
919 N. Market Street, Suite 980
Wilmington, DE 19801
Tel: (302) 295-53l0 Fax: (302) 654-7530

WEISS & LURIE
Joseph H. Weiss jweiss@weisslurie.com
James E. Tullman jtullman@weisslurie.com
551 Fifth Avenue
New York, New York 10176
(212) 682-3025
Attorneys for Plaintiff Michael Rubin

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CERTIFICATION OF PLAINTIFF

PURSUANT TO FEDERAL SECURITIES LAWS

MICHAEL RUBIN (“Plaintiff”) certifies as follows:

1. I have reviewed a draft complaint against ICx Technologies, Inc. (“ICx”) and others and authorize its filing.

2. I did not purchase the security that is the subject of this action at the direction of counsel or in order to participate in this private action.

3. I am willing to serve as the representative party, including providing testimony at deposition and trial, if necessary.

4. On November 8, 2007, I purchased 500 shares of ICx in the IPO at a price of $16.00 - I still retain all the shares.

5. I have not sought to serve as the representative party in any federal securities case in the last three years except in the following cases:

Rubin v. MF Global Ltd., et al., 08 cv 2233 (VM) (S.D.N.Y.)

Maurer v. SemGroup Energy Partners L.P., et al., 08 cv 6598 (PAC) (S.D.N.Y.)

6. I will not accept any payment for serving as the representative party beyond Plaintiff’s pro rata share of any recovery, except as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

7. I hereby certify, under penalty of perjury, that the foregoing is true and correct to the best of my current knowledge, information and belief.

DATED: September 16, 2010

Michael Rubin